Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-170889 on Form S-8 of our reports dated February 29, 2012, relating to the consolidated financial statements of General Growth Properties, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion on those consolidated financial statements and includes an explanatory paragraph regarding the Company’s financial statements including assets, liabilities, and a capital structure with carrying values not comparable with prior periods), the consolidated financial statement schedule of the Company, and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of General Growth Properties, Inc. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 29, 2012